UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC

4015 Miranda Avenue

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC 01-0586867

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,206,016 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,206,016 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,206,016 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P. 01-0586852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,206,016 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,206,016 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,206,016 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,090,467 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,090,467 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,090,467 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 15,206,016 shares are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”).  Symphony Technology II GP, L.P. (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

(2)                                 2,884,451 shares are owned directly by the Romesh & Kathleen Wadhwani Family Trust (the “Family Trust”).  Dr. Wadhwani is a trustee of the Family Trust and shares the authority and discretion to manage and conduct the affairs of the Family Trust.  By reason of this relationship, Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Dr. Wadhwani as indicated above.  Dr. Wadhwani disclaims beneficial ownership of the reported securities held by the Family Trust.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2 below) on May 5, 2006 and Amendment No. 1 thereto dated January 8, 2007 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Schedule 13D and the Exhibits and Schedule attached to the Schedule 13D is expressly incorporated herein by reference and the response to each item of this Amendment No. 2 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 5.	Interest in Securities of the Issuer
(a) Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“Symphony and Symphony TG  may be deemed to beneficially own an aggregate of 15,206,016 shares of Common Stock (the “STG Shares”) and Dr. Wadhwani may be deemed to beneficially own an aggregate of 18,090,467 shares of Common Stock (the “Wadhwani Shares”).

The Company has reported on its Annual Report on Form 10-K for the annual period ended May 31, 2007, that there were 183,489,564 shares of Common Stock issued and outstanding as of July 25, 2007.  The STG Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 8.3% of the outstanding shares of Common Stock as of July 25, 2007 and the Wadhwani Shares that may be deemed beneficially owned by Dr. Wadhwani represent approximately 9.7% of the outstanding shares of Common Stock as of July 25, 2007.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“The STG Shares are owned directly by Symphony.  Symphony GP controls the voting and disposition of the STG Shares through the account on Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the STG Shares beneficially owned by such Reporting Person as indicated above.

The Wadhwani Shares are owned directly by the Family Trust.  Dr. Wadhwani is a trustee of the Family Trust and shares the authority and discretion to manage and conduct the affairs of the Family Trust.  By reason of this relationship, Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Wadhwani Shares beneficially owned by Dr. Wadhwani as indicated above.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the STG Shares held directly by Symphony.  Dr. Wadhwani disclaims beneficial ownership of the Wadhwani Shares held directly by the Family Trust.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c) Item 5(c) of the Schedule 13D is amended by adding the following to the end of such Item:
“On June 19, 2007, Symphony transferred 7,584,451 shares to the Family Trust, a limited partner of Symphony, pursuant to the terms of its partnership agreement for no consideration.

On July 31, 2007, Symphony (a) sold 128,571 shares in a Rule 144 sale transaction with Lehman Brothers at a sale price of $9.20 per share, which was the discount agreed to with Lehman Brothers based on the closing price of $9.53 per share on July 31, 2007, and (b) sold 171,429 shares to the issuer at the same discounted net price of $9.20 per share as part of the issuer’s share repurchase program.

On July 31, 2007, the Family Trust (a) sold 2,014,286 shares in a Rule 144 sale transaction with Lehman Brothers at a sale price of $9.20 per share, which was the discount agreed to with Lehman Brothers based on the closing price of $9.53 per share on July 31, 2007, and (b) sold 2,685,714 shares to the issuer at the same discounted net price of $9.20 per share as part of the issuer’s share repurchase program.

Each of the above transactions was effected in a private transfer between the parties thereto.”
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended by adding the following paragraph at the end of such item:

“On July 31, 2007, Symphony and Dr. Wadhwani entered into an agreement with Lehman Brothers, under which each agreed for 30 days to not transfer or sell any shares of the issuer beneficially owned by either of them.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007

SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ ROMESH WADHWANI
	Name:	Romesh Wadhwani
	Title:	Managing Member

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ ROMESH WADHWANI
	Name:	Romesh Wadhwani
	Title:	Managing Member

ROMESH WADHWANI

/s/ ROMESH WADHWANI
	Name:	Romesh Wadhwani